Item 77I Deutsche GNMA Fund (a series of
Deutsche Income Trust)

Class R6 shares for Deutsche GNMA Fund
(formerly DWS GNMA Fund) commenced
operations on February 2, 2015. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee. There is no account maintenance fee, minimum initial investment and no minimum additional investment for purchases of Class R6 shares.